Exhibit 99.1

4Q21
Operational Preview

inter

inter

We reached **16.3 million** clients, 17% growth QoQ and 93% YoY;

- We added **2.5 million clients** in 4Q21, 89% YoY growth, and more than **8 million** new clients in one year (82% YoY growth);
- We ended december with a **NPS of 83 points**, in the excellence zone.



Clients
In million
93%
8
14
16
4Q20
3Q21
4Q21

inter bank

/ Banking

- We surpassed **679 million transactions** done by Pix in 2021, which represents a **market share of 8.5%**. Nearly R$ 270 billion were sent or received through Inter on the year.
- The average balance per cliente reached **R$1.26 thousand** by the end of the year;
- Debit and credit card TPV reached **R$ 14.2 billion** in 4Q21, 22% QoQ growth and **R$42.9 billion** in 2021, 94% YoY growth;
- **5.4 milion** cards were used on the quarter, 14% growth QoQ and 83% YoY.



Debit and credit card TPV
In R$ billion
94%
7.3
2.3
5.0
11.6
4.5
7.1
14.2
6.0
8.3
4Q20
3Q21
4Q21
Credit
Debit

/ Credit

- Credit underwriting reached **R$ 6.1 billion** in 4Q21, a 69% YoY increase, totalizing **R$ 20.1 billion** in 2021, 123% higher than 2020;
- SME Credit underwriting increased 90% YoY, reaching **R$ 4.1 billion** in 4Q21 and **R$ 11.8 bilhões** in 2021, 148% YoY;
- Real Estate Credit underwriting reached **R$ 703 million** in 4Q21 and R$ 2.9 billion in 2021, **32%** higher than 4Q20 and **61%** above 2020;
- Payroll Credit underwriting surpassed **R$ 1.3 billion** in 4Q21, 42% YoY growth and **R$ 5.5 billion** in 2021, increase of 121% when compared to 2020.



Credit Underwriting
In R$ million
69%
3,606
532
939
2,135
5,513
815
1,501
3,197
6,099
703
1,330
4,066
4Q20
3Q21
4Q21
Real Estate
Payroll
SME

4Q21
Operational Preview

inter

inter shop

- We reached **R$ 3.5 billion** in GMV in 2021, 201% growth when compared to 2020;
- We surpassed **R$ 1.1 billion** in GMV in 4Q21, growth of 78% YoY, driven by Black Friday and Christmas;
- We had more than **6.9 million** transactions in 4Q21, 80% YoY growth, reaching **22.4 million** transactions in 2021, growth of 135% YoY;
- We brought over **474 thousand new clients** in 4Q21, reaching 2.7 million active clientes (LTM), with **72% recurring clients,** that is, they had already used our platform for other purchases in previous quarters.

Gross Merchandise Volume
Inter Shop
In R$ million


78%
632.1
946.4
1,125.0
4Q20
3Q21
4Q21

inter invest

- We received the **Best Digital Broker Award in Brazil,** by iBest, in the users' evaluation;
- **InterWeek** surpassed **400 thousand** subscribers and broke the record of number of fixed income trades in one day;
- We reached near **2.0 million active users** in 4Q21, 10% QoQ and 60% YoY growth, which represents 12% of our total customer base;
- We surpassed **438 thousand customers with stocks under custody**;
- We surpassed **410 investment funds** available to our clientes from more than **140 different asset managers**;
- We did **27 Capital Markets offering in 2021**, 11 of them in 4Q21, amounting to R$ 10 billion offered in the year

Number of clients
Inter Invest
In million


60%
1.2
1.8
2.0
4Q20
3Q21
4Q21

inter seguros

- Inter Seguros reached **838 thousand active clients**, 23% QoQ and 229% YoY growth;
- We sold 189 thousand insurance products in 4Q21, **82% YoY** growth and 803 thousand sales in 2021, **203% YoY** growth;
- We relaunched the mobile gadget insurance product, fully integrated with Inter Shop device sales experience. Also redesigned the Life Insurance product, offering a one click buy experience.

Number of clients
Inter Seguros
In thousand


229%
254.9
682.7
838.5
4Q20
3Q21
4Q21

Disclaimer The presented data is preliminary, unaudited and subject to revision. This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. Although these forward-looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to our ability to realize the amount of the projected synergies and the timetable projected, as well as economic, competitive, governmental and technological factors affecting the Company, markets, products and prices, and other factors. Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. This presentation contains managerial numbers that may be different from those presented in our financial statements. The calculation methodology for those managerial numbers is presented in Inter quarterly earnings release. The numbers for our key metrics (Unit Economics), which include our monthly active users (MAU), daily active users (DAU), average revenue per user (ARPU) and cross-selling index (CSI), are calculated using internal company data. While these numbers are based on what we believe to be reasonable estimates, there are inherent challenges in measuring usage of our products. In addition, we are continually seeking to improve our estimates of our user base, and such estimates may change due to improvements or changes in our methodology. We regularly review our processes for calculating these metrics, and from time to time we may discover inaccuracies in our metrics or make adjustments to improve their accuracy, including adjustments that may result in the recalculation of our historical metrics. For further information please check our website: ri.bancointer.com.br